August 28, 2023

BY EDGAR

Ms. Guobadia and Mr. Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549-0405

RE: Ecopetrol S.A.
Form 20-F for Fiscal Year Ended December 31, 2022
Filed March 29, 2023
File No. 001-34175

Request for extension to respond to Staff Comment Letter dated August 17, 2023

Dear Ms. Guobadia and Mr. Hiller:

Ecopetrol S.A. (the "Company") has received a comment letter dated August 17, 2023 (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") concerning the Company's annual report on Form 20-F for the fiscal year ended December 31, 2023 filed on March 29, 2023 (the "Form 20-F").

As discussed with the Staff on August 25, 2023 via telephone, this letter confirms that the Staff has granted the Company's request for an extension to on or before September 14, 2023, to respond to the Comment Letter relating to the Company's Form 20-F.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 57-1- 2344000 ext. 44413 or maria.escobar@ecopetrol.com.co, of the Corporate Finance Vice-presidency of the Company, at 011-57-1234-3542 or the Company's U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009 or astolper@sherman.com.

Very truly yours,

DocuSigned by:
María Catalina Escobar Hoyos
9348C8EE671E441...

María Catalina Escobar Hoyos (A)
Chief Financial Officer

cc: Carolina Tovar Aragón – Head of Capital Markets (A) – Ecopetrol S.A.